October 3, 2018

Richard B. Hurd
President and Chief Executive Officer
1895 Bancorp of Wisconsin, Inc.
7001 West Edgerton Ave.
Greenfield, WI 53220

       Re: 1895 Bancorp of Wisconsin, Inc.
           Registration Statement on Form S-1
           Filed September 7, 2018
           File No. 333-227223

Dear Mr. Hurd:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Summary, page 1

1. Please balance your Summary disclosure by disclosing your recent losses and significant one-time expenses that have negatively impacted your efficiency ratio and costs of operations and by providing under the caption "Risk Factors," a discussion of the most significant factors that make the offering risky. See Item 503(c) of Regulation S-K.
 Richard B. Hurd
FirstName LastNameRichardInc.Hurd
1895 Bancorp of Wisconsin, B.
Comapany 2018
October 3, Name1895 Bancorp of Wisconsin, Inc.
October 3, 2018 Page 2
Page 2
FirstName LastName
Risk Factors
Risks Related to Our Business
We face significant operational risks because the financial services business involves a high volume of transactions and increased reliance , page 27

2. In this risk factor you discuss the potential impact of operational risks. Have you suffered any significant losses or other damages as a result of operational risks, or has your controls testing indicated that you have a significant deficiency? Please revise to provide a description of any cyber incidents that you have experienced that are individually, or in the aggregate, material, including a description of the costs and other consequences and to provide the investor with an idea of the likelihood that a risk may impact your results and the potential impact on your assets and earnings. Refer to CF Disclosure Guidance: Topic
         No. 2 and Regulation S-K Item 503(c).
Our information technology systems may be subject to failure, interruption or security breaches, page 28

3. Please clarify whether you have experienced any of the referenced types of breaches.
         Refer to CF Disclosure Guidance: Topic No. 2.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
PyraMax Bank, FSB
Comparison of Operating Results for the Six Months Ended June 30, 2018 and 2017, page 65

4. We note your disclosures on pages 65 and 66, as well as elsewhere in the prospectus (e.g., page 67), that you reversed your $4.8 mm deferred tax valuation allowance in 2017. We also note your disclosure on page F-29 that you determined there was enough reasonable evidence to reverse this amount. To help investors better understand your results, please enhance your disclosures to provide additional detail about the drivers for income tax expense changes during the periods presented, such as the nature of the positive and negative evidence considered in making your decision to reverse the valuation allowance.
         Refer to Items 303(a) and 303(b) of Regulation S-K.




        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Richard B. Hurd
1895 Bancorp of Wisconsin, Inc.
October 3, 2018
Page 3

        You may contact Cara Lubit at 202-551-5909 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact
Jessica Livingston at 202-551-3448 or Michael Clampitt at 202-551-3434 with any other questions.



FirstName LastNameRichard B. Hurd                        Sincerely,
Comapany Name1895 Bancorp of Wisconsin, Inc.
                                                         Division of
Corporation Finance
October 3, 2018 Page 3                                   Office of Financial
Services
FirstName LastName